EXHIBIT 99.1

Pioneering Autonomous Technology Drives Global Expansion and Commercial Market Growth

WeRide Announces Unaudited Financial Results for the Fourth Quarter and Full Year 2024

NEW YORK, March 14, 2025 (GLOBE NEWSWIRE) -- WeRide Inc. (Nasdaq: WRD) (“WeRide” or the “Company”), a global leader in autonomous driving technology, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2024.

Recent Highlights

WeRide continues to enhance its global market presence through thoughtful market entries and strategic expansions in Europe, the Middle East and Asia. These efforts are all made possible by the Company’s continuous technological innovation and operational expertise, both key to its leadership in autonomous driving. In 2024, WeRide achieved record-high robotaxi revenue and the strongest international revenue since the company’s inception.

WeRide Continues Technology Innovation with End-to-End Models in ADAS and Level-4 Systems

  WeRide started to deploy end-to-end models in both Level-4 driverless and ADAS systems in 2024.
  WeRide’s end-to-end model employs a large VLM (visual-language model) which is encoded with general knowledge of the world and then trained with nearly 1 million hours of carefully selected high quality driving data from human drivers and simulated driving scenarios. This approach ensures the trained model has a general understanding of the world as well as deep driving insights.
  WeRide’s training data continuously grows to cover more long tail cases via real-world and simulated data.
  Eventually, WeRide’s autonomous driving systems can perform like a seasoned professional driver in complex urban scenarios. They can bring about human-like judgment and an extremely smooth driving experience to the Company’s customers.
  In WeRide’s Level-4 driverless products, such as robotaxi and robobus, the end-to-end model is accompanied with deterministic safety critical frameworks to bring about smooth, human-like driving experience while maintaining the same high level of safety required by driverless systems. They are available in the Company’s latest version of robotaxi GXR running in multiple countries and cities.

WeRide Continues Global Expansion with Strategic Launches Across Europe, the Middle East and Asia

Robotaxi

  Expanding Commercial Robotaxi Services in Abu Dhabi, United Arab Emirates. In March 2025, WeRide announced that with the support of the Abu Dhabi Integrated Transport Centre, it is on track to further expand its collaboration with Uber in Abu Dhabi. WeRide expects the number of robotaxis to reach 50 units in mid-2025 on the Uber Platform, marking a key milestone in its fleet growth in the Middle East. This follows the initial announcement in December 2024, when WeRide and Uber launched their ride-hailing partnership in Abu Dhabi. The service is available in major areas, between Saadiyat Island, Yas Island, and routes to and from Zayed International Airport. Plans are in motion to expand the operating territory.
  Launch of Commercial Robotaxi Service in Beijing’s Core Urban Area for the First Time. In March 2025, WeRide officially obtained the permit to conduct commercial robotaxi ride-hailing services between the Beijing Economic-Technological Development Area (BDA) and Beijing South Railway Station. This milestone marks the first commercial robotaxi operation covering Beijing’s core urban area.
  Latest GXR Model Starts Fully Unmanned Commercial Operations in Beijing. In February 2025, WeRide announced that it had received approval to launch its latest generation robotaxi, the GXR, for fully unmanned paid ride-hailing services in Beijing. This marks WeRide’s second robotaxi model to achieve fully driverless commercial operations in Beijing and GXR’s first large-scale commercial deployment in China.
  Launch of Strategic Robotaxi Pilot Project in Switzerland. In January 2025, WeRide was selected as the technology provider for the first autonomous driving robotaxi project funded by the Canton of Zurich and the Swiss national railway Schweizerische Bundesbahnen (SBB) and managed by the Swiss Transit Lab (STL). WeRide's leading Level-4 autonomous driving technology and mature operational capability have once again been recognized by the international market.
  Latest GXR Model Secures Highway and Driverless Testing Permits in Guangzhou. In December 2024, only two months after launch of its latest GXR robotaxi, WeRide received additional permits for passenger ride, highway and remote driverless in Guangzhou, China. This milestone underscores WeRide’s leadership in achieving industry-specific regulatory approvals and marks a significant step towards fully-driverless commercial operations on GXR platform in Guangzhou.

Robobus

  First Autonomous Robobus Trial in Spain. In March 2025, WeRide and Renault launched their first autonomous robobus trial in Spain. The service ran from March 10th to March 14th, offering a free autonomous robobus trial service in the center of Barcelona to showcase the maturity and potential of automated transport technologies.
  First European Fully-Driverless Commercial Robobus Deployment. In February 2025, WeRide launched the first European fully-driverless Level-4 robobus commercial deployment in collaboration with Beti, Renault Group and Macif in France’s Drôme region. The open road route covered by the automated shuttles, serves the train station, the off-site long-term parking area, the business park's catering hub and about 150 companies totaling approximately 3000 employees within a 162-hectare area.
  Deployment of Autonomous Robobus at Zurich Airport. In January 2025, WeRide deployed its autonomous robobus shuttle service at Zurich Airport, marking a significant milestone as one of the first autonomous bus shuttle projects at a European airport. The service will transport airport employees along a dedicated route connecting employee-access gates.
  Launch of BRT Robobus Shuttle Line in Guangzhou, China. In December 2024, WeRide inaugurated the commercial operation of the Tianhe BRT robobus shuttle line in Guangzhou. This line marks the first autonomous shuttle to navigate the BRT system in Guangzhou's city center that operates at night in a tier-one Chinese city, offering an efficiently safe and convenient option for nighttime commuters.

Robovan

  Release of Robovan W5. In February 2025, WeRide launched the robovan W5, a Level-4 autonomous logistics vehicle designed for open urban roads. Built on WeRide's 40 million kilometers of autonomous driving mileage, the vehicle features the largest cargo capacity in its class at 5.5 cubic meters with a 1,000 kg maximum payload and an operating range of up to 220 kilometers.
  Advancing Innovation Across Singapore's Logistics Industry. In February 2025, WeRide announced that it had signed an MoU with the Singapore Logistics Association (SLA), marking a significant milestone in advancing autonomous vehicle technology for Singapore's logistics sector. WeRide will collaborate with SLA to provide frontier solutions – including the recently unveiled robovan W5 – that will strengthen Singapore's position as a global logistics hub while promoting sustainable and efficient transportation solutions.

Robosweeper

  Urban Sanitation MoU with Chye Thiam Maintenance. In February 2025, WeRide signed an MoU with Chye Thiam Maintenance Pte Ltd (CTM) in Singapore. This collaboration combines WeRide’s leading Level-4 autonomous robosweeper technology with CTM’s extensive urban maintenance expertise, creating a powerful alliance to develop smarter, cleaner, and more sustainable cities across Southeast Asia and beyond.
  Expanding City Sanitation Operations Across China. WeRide continues to grow the market reach of its smart city sanitation solutions. Since the fourth quarter of 2024, WeRide has commenced operation or secured agreements to run robosweeper fleets in multiple new locations across China, such as Shenzhen, Tianjin and Erdos, among other cities.

WeRide Continues to be Recognized for Product Innovation and Industry Recognition

  Strengthening Global Cybersecurity Standards. In January 2025, WeRide announced that it had obtained ISO/IEC 27001:2022 certification, underscoring its commitment to top-grade information security. This certification validates WeRide’s alignment with international standards in information security management with a robust foundation for global expansion and cross-industry collaboration.
  Recognition on the Fortune Future 50 List. In December 2024, WeRide was recognized, on the 2024 Fortune Future 50 List, as the highest ranked autonomous driving company. The inclusion affirms the Company's position as one of the global leaders in the autonomous driving industry. This highly-regarded recognition came on the heels of the Company's successful Initial Public Offering and Nasdaq listing in October 2024, when it became the world's first publicly listed robotaxi company.

Management Commentary

Tony Han, WeRide’s Founder, Chairman, and Chief Executive Officer, commented, “WeRide continues to drive the future of autonomous mobility across the globe. Our success is built upon our endless commitment to innovation and safety. This has enabled us to expand our presence globally in new markets as well as deepen and refine our operations in existing markets. Internationally, we grew our footprint in Europe, the Middle East, and Asia, by engaging with partners and regulators to identify the best solutions for each market. We made significant progress in our international robotaxi deployment in 2024, including launching the largest robotaxi fleet outside the U.S and China. This achievement validates all of our efforts and is proof of our continued momentum for further expansion in 2025. In China, we made significant strides with fully unmanned commercial operations on our latest generation GXR robotaxi in Beijing, as well as multiple launches of our robobus and robosweeper services across multiple domestic cities. As the first publicly listed robotaxi company, we remain committed to pushing the boundaries of autonomous technology, delivering safer, smarter, and more sustainable transportation solutions worldwide.”

Jennifer Li, WeRide’s Chief Financial Officer, added, “Amidst a challenging macro environment, we adopted a comprehensive approach in 2024 to optimize revenue and customer structure through internationalization, competitive pricing, and strategic partnerships. This strategy delivered meaningful results in 2024, including achieving record-high robotaxi revenue and the strongest growth of international revenue since company’s inception. As we expand into new markets and scale our autonomous fleet, we continue to break through in technology, optimize operations, and enhance overall efficiency. Collaborating with local partners and stakeholders enables us to execute a cost-effective, rapid go-to-market model, allowing us to adapt quickly to diverse competitive landscapes. By leveraging strategic alliances and real-world insights, we are building a scalable mobility ecosystem that prioritizes innovation, reliability, and sustainable success.”

Unaudited Fourth Quarter 2024 Financial Results

Revenue

Total revenue was RMB140.8 million (US$19.3 million) compared to RMB144.8 million in the same period of 2023.

  Product revenue increased to RMB51.7 million (US$7.1 million) from RMB35.5 million in the same period of 2023. The increase was primarily attributable to a significant increase in the sales of robotaxis, robosweepers and robovans in the fourth quarter of 2024, partially offset by a decrease in the sales of robobuses.
  Service revenue decreased to RMB89.1 million (US$12.2 million) from RMB109.3 million in the same period of 2023. The decrease was primarily due to (i) a decrease of RMB37.2 million in revenue from ADAS research and development services as the customized R&D services for certain clients had been completed during the third quarter of 2024 with renewal contracts expected to take effect in 2025 and (ii) a decrease of RMB14.7 million in revenue from operational and technical support services as some technical support services engagement had been completed in FY2023 without renewal. The foregoing decreases were partially offset by an increase of RMB31.8 million in revenue from intelligent data services commenced in 2024.

Cost of Revenue

Cost of revenue was RMB89.5 million (US$12.3 million) compared to RMB68.1 million in the same period of 2023.

  Cost of goods sold increased to RMB42.8 million (US$5.9 million) from RMB15.1 million in the same period of 2023, which was in line with revenue growth.
  Cost of services decreased to RMB46.7 million (US$6.4 million) from RMB53.0 million in the same period of 2023. The decrease was mainly due to a decrease of RMB34.4 million in costs associated with ADAS research and development services for certain clients completed during the previous quarter which is consistent with the revenue growth and partially offset by an increase of RMB18.6 million costs for intelligent data services that commenced in 2024.

Gross Profit and Gross Margin

Gross profit was comprised of gross profit for products of RMB8.9 million (US$1.2 million), representing a gross margin of 17.3%, and gross profit for services of RMB42.4 million (US$5.8 million), representing a gross margin of 47.6%.

Operating Expenses

Operating expenses were RMB639.7 million (US$87.6 million) compared to RMB351.6 million in the same period of 2023. The change was mainly due to a 60% increase in personnel-related expenses compared to the same period in 2023.

  Research and development (R&D) expenses were RMB320.0 million (US$43.8 million), compared to RMB241.9 million in the same period of 2023. Excluding share-based compensation expenses, R&D expenses were RMB283.8 million, compared to RMB181.2 million in the same period of 2023, representing an increase of 56.6%. The significant increase in R&D expenses was primarily due to (i) an increase of RMB65.6 million in personnel-related expenses mainly for strengthening and enhancing the technological leadership and position in the industry, and (ii) an increase of RMB37.5 million in design fee for upgrading of sensor suites related to the Company’s autonomous driving vehicles.
  Selling expenses were RMB15.2 million (US$2.1 million), compared to RMB10.0 million in the same period of 2023. Excluding share-based compensation expenses, selling expenses were RMB13.5 million, compared to RMB7.9 million in the same period of 2023, representing an increase of 70.9%. The increase in selling expenses was primarily due to (i) an increase of RMB2.8 million in personnel costs related to business expansion, and (ii) an increase of RMB1.7 million in marketing expenses for activities associated with client development.
  Administrative expenses were RMB304.5 million (US$41.7 million), compared to RMB99.7 million in the same period of 2023. Excluding share-based compensation, administrative expenses were RMB66.1 million, compared to RMB40.6 million in the same period of 2023, representing an increase of 62.8%. The significant increase was primarily due to (i) an increase of RMB12.8 million in personnel costs to build necessary support functions of a growing business, and (ii) an increase of RMB6.3 million in professional services fees mainly related to U.S. IPO completed in late 2024.

Net Loss

  Net loss was RMB592.4 million (US$81.2 million), compared to RMB379.3 million in the same period of 2023.
  Non-IFRS adjusted net loss1 was RMB245.5 million (US$33.6 million), compared to RMB115.7 million in the same period of 2023.

Unaudited Full Year 2024 Financial Results

Revenue

Total revenue was RMB361.1 million (US$49.5 million) compared to RMB401.8 million in 2023.

  Product revenue increased to RMB87.7 million (US$12.0 million) from RMB54.2 million in 2023. The increase was primarily attributable to a significant increase in the sales of robotaxis, robosweepers and robovans in 2024, partially offset by a decrease in the sales of robobuses and more competitive prices we offered for robobuses in 2024.
  Service revenue decreased to RMB273.4 million (US$37.5 million) from RMB347.6 million in 2023. The decrease was primarily due to a decrease of RMB153.3 million in revenue from ADAS research and development services as the customized R&D services for certain client had been completed since the third quarter of 2024 and partially offset by (i) an increase of RMB23.2 million in revenue from operational and technical support services as increased operational services generated from robobuses and robosweepers, and (ii) an increase of RMB55.8 million in revenue from intelligent data services commenced in 2024.

Cost of Revenue

Cost of revenue was RMB250.4 million (US$34.3 million) compared to RMB218.4 million in 2023.

  Cost of goods sold increased to RMB71.7 million (US$9.8 million) compared to RMB34.1 million in 2023, which was in line with revenue growth in 2024.
  Cost of services decreased to RMB178.7 million (US$24.5 million) from RMB184.2 million in 2023. The decrease was mainly due to a decrease of RMB68.4 million in personnel-related expense associated with ADAS research and development services for certain clients completed during the third quarter of 2024 which is consistent with the revenue growth and partially offset by an increase of RMB44.5 million in personnel-related expenses in intelligent data services commenced in 2024.

Gross Profit and Gross Margin

Gross profit was comprised of gross profit for products of RMB16.0 million (US$2.2 million), representing a gross margin of 18.2%, and gross profit for services of RMB94.7 million (US$13.0 million), representing a gross margin of 34.6%.

Operating Expenses

Operating expenses were RMB2,283.8 million (US$312.9 million) compared to RMB1,725.2 million in 2023. The increase in operating expenses was mainly due to a 40% increase in personnel-related expenses compared to the same period in 2023.

  R&D expenses were RMB1,091.4 million (US$149.5 million), compared to RMB1,058,4 million in 2023. Excluding share-based compensation, R&D expenses were RMB857.0 million, compared to RMB618.3 million in 2023, representing an increase of 38.6%. The significant increase in R&D expenses was primarily due to (i) an increase of RMB161.1 million in personnel-related expenses mainly for strengthening and enhancing the technological leadership, and (ii) an increase of RMB52.3 million in service fee for upgrading of sensor suites related to the Company’s autonomous driving vehicles and surveying and mapping services.
  Selling expenses were RMB53.6 million (US$7.3 million), compared to RMB41.4 million in 2023. Excluding share-based compensation, selling expenses were RMB44.9 million, compared to RMB25.8 million in 2023, representing an increase of 74.0%. The increase in selling expenses was primarily due to (i) an increase of RMB9.0 million in personnel-related expenses as an increase in the number of personnel with selling and marketing functions for business expansions, (ii) an increase of RMB6.1 million in marketing expenses for brand promotion, business development and clients relationships maintaining.
  Administrative expenses were RMB1,138.8 million (US$156.0 million), compared to RMB625.4 million in 2023. Excluding share-based compensation, administrative expenses were RMB201.1 million, compared to RMB159.7 million in 2023, representing an increase of 25.9%. The significant increase was primarily due to (i) an increase of RMB23.8 million in personnel-related expenses mainly for hiring administrative and management personnel and increasing average payroll and employee benefits in 2024 to support the operations of a growing organization, and (ii) an increase of RMB16.0 million in professional services mainly related to U.S. IPO completed in late 2024.

Net Loss

  Net loss was RMB2,516.8 million (US$344.8 million), compared to RMB1,949.1 million in 2023.
  Non-IFRS adjusted net loss2 was RMB801.9 million (US$109.9 million), compared to RMB501.7 million in 2023.

Basic and Diluted Net Loss Per ADS

  Basic and diluted net loss per ordinary share was RMB8.54 (US$1.17), compared to RMB16.86 in 2023.
  Basic and diluted net loss per ADS was RMB25.62 (US$3.51), compared to RMB50.58 in 2023.

Balance Sheet

  As of December 31, 2024, the Company had RMB4,888.4 million (US$669.7 million) in cash and cash equivalents and time deposits, RMB1,742.1 million (US$238.7 million) in financial assets measured at fair value through profit or loss, and RMB14.5 million (US$2.0 million) in restricted cash.
  As of December 31, 2024, the Company had long-term bank borrowings of RMB50.0 million (US$6.9 million) and short-term bank borrowings of RMB30.0 million (US$4.1 million).

Conference Call Information

The Company's management team will hold a conference call at 07:00 A.M. U.S. Eastern Time on March 14, 2025 to discuss the financial results. Details for the conference call are as follows:

Event Title:	WeRide Inc. Fourth Quarter and Full Year 2024 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BIcd7a942a8d0542f98a0017a0cae59216

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company's investor relations website at https://ir.weride.ai.

About WeRide

WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded robotaxi company. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing a vast majority of transportation needs across a wide range of use cases on the open road, including in the mobility, logistics, and sanitation industries. WeRide earned a prestigious position among the top ten on Fortune Magazine’s “2023 Change the World” list and was named to Fortune Magazine’s 2024 “The Future 50” list. For more information, please visit https://www.weride.ai.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2024.

Use of Non-IFRS Financial Measures

In evaluating its business, the Company considers and uses the non-IFRS financial measure of adjusted net loss as a supplemental measure to review and assess operating performance. The Company believes that adjusted net loss provides useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as it helps the Company’s management. The Company defines adjusted net loss as net loss for the year/period excluding share-based compensation expenses, fair value changes of financial liabilities measured at FVTPL, fair value changes of financial assets at FVTPL and changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights.

The Company presents the non-IFRS financial measure because it is used by its management to evaluate its operating performance and formulate business plans. Adjusted net loss enables the Company’s management to assess the Company’s operating results without considering the impact of the aforementioned non-cash adjustment items that it does not consider to be indicative of its core operations. Accordingly, the Company believes that the use of this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.

This non-IFRS financial measure is not defined under IFRS and is not presented in accordance with IFRS. The non-IFRS financial measure has limitations as an analytical tool. One of the key limitations of using the adjusted net loss is that it does not reflect all items of expenses that affect the Company’s operations. Further, this non-IFRS measure may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.

The non-IFRS financial measure should not be considered in isolation or construed as an alternative to loss for the year/period or any other measure of performance information prepared and presented in accordance with IFRS or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s historical non-IFRS financial measure in light of the most directly comparable IFRS measure, as shown below. The non-IFRS financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing the Company’s data comparatively. It is encouraged that you review the Company’s financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about WeRide’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in WeRide’s filings with the SEC. All information provided in this press release is as of the date of this press release, and WeRide does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor inquiries: ir@weride.ai
Press inquiries: pr@weride.ai

WeRide Inc. Unaudited Condensed Consolidated Statements of Financial Position

		As of
	December 31,	December 31,	December 31,
	2024	2024	2023
	RMB’000	USD’000	RMB’000
ASSETS
Non-current assets
Property and equipment	178,179	24,410	98,574
Right-of-use assets	73,564	10,078	51,658
Intangible assets	21,664	2,968	24,594
Goodwill	44,758	6,132	44,758
Restricted cash – non-current	9,669	1,325	1,575
Deferred tax assets	997	137	1,994
Financial assets at FVTPL – non-current	56,919	7,798	-
Other non-current assets	20,025	2,743	21,082
Total non-current assets	405,775	55,591	244,235

Current assets
Inventories	204,705	28,045	218,220
Contract assets	28,005	3,837	82,826
Trade receivables	252,607	34,607	266,933
Prepayments and other receivables	197,652	27,078	192,530
Prepayments to and amounts due from related parties	26,618	3,647	26,923
Financial assets at FVTPL - current	1,685,146	230,864	317,042
Time deposits	620,148	84,960	2,550,279
Cash and cash equivalents	4,268,300	584,755	1,661,152
Restricted cash – current	4,814	660	10,194
Subscription receivables	-	-	43,924
Total current assets	7,287,995	998,453	5,370,023

Total assets	7,693,770	1,054,044	5,614,258

EQUITY
Total equity/(deficit)	7,066,019	968,041	(3,051,918)

WeRide Inc. Unaudited Condensed Consolidated Statements of Financial Position

		As of
	December 31,	December 31,	December 31,
	2024	2024	2023
	RMB’000	USD’000	RMB’000
LIABILITIES
Non-current liabilities
Lease liabilities – non-current	26,059	3,570	22,309
Put option liabilities – non-current	-	-	40,449
Long-term bank loan	50,040	6,855	-
Deferred tax liabilities	4,486	615	5,483
Other non-current liabilities	4,677	641	6,522
Total non-current liabilities	85,262	11,681	74,763

Current liabilities
Short-term bank loan	30,019	4,113	-
Trade payables	20,713	2,838	16,962
Preferred shares and other financial instruments subject to redemption and other preferential rights	-	-	8,181,722
Other payables, deposits received and accrued expenses	397,755	54,492	271,306
Contract liabilities	4,476	613	12,498
Lease liabilities – current	36,900	5,055	31,098
Amounts due to related parties	9,450	1,295	77,827
Put option liabilities – current	41,099	5,631	-
Income taxes payable	2,077	285	-
Total current liabilities	542,489	74,322	8,591,413
Total liabilities	627,751	86,003	8,666,176

Total equity and liabilities	7,693,770	1,054,044	5,614,258

WeRide Inc. Unaudited Condensed Consolidated Statements of Profit or Loss

	For The Year Ended December 31,			Three Months Ended December 31,
	2024		2023	2024		2023
	RMB’000	USD’000	RMB’000	RMB’000	USD’000	RMB’000

Revenue
Product revenue	87,710	12,016	54,190	51,698	7,083	35,521
Service revenue	273,424	37,459	347,654	89,124	12,210	109,247
	361,134	49,475	401,844	140,822	19,293	144,768
Cost of revenue(a)
Cost of goods sold	(71,716)	(9,825)	(34,138)	(42,755)	(5,857)	(15,078)
Cost of services	(178,703)	(24,482)	(184,230)	(46,705)	(6,399)	(53,063)
	(250,419)	(34,307)	(218,368)	(89,460)	(12,256)	(68,141)
Gross profit	110,715	15,168	183,476	51,362	7,037	76,627

Research and development expenses(a)	(1,091,357)	(149,515)	(1,058,395)	(319,987)	(43,838)	(241,902)
Selling expenses(a)	(53,566)	(7,339)	(41,447)	(15,249)	(2,089)	(10,029)
Administrative expenses(a)	(1,138,802)	(156,015)	(625,369)	(304,524)	(41,720)	(99,717)
Other net income	16,491	2,259	15,750	7,776	1,065	2,461
Impairment loss on receivables and contract assets	(28,664)	(3,927)	(40,217)	(6,628)	(908)	(10,909)

Operating loss	(2,185,183)	(299,369)	(1,566,202)	(587,250)	(80,453)	(283,469)

Net foreign exchange gain	27,880	3,820	7,052	22,210	3,043	2,776
Interest income	176,902	24,235	132,042	44,936	6,156	42,067
Fair value changes of financial assets at FVTPL	(61,834)	(8,471)	42,960	(27,270)	(3,736)	5,397
Other finance costs	(3,451)	(473)	(3,490)	(1,311)	(180)	(800)
Fair value changes of financial liabilities measured at FVTPL	-	-	(4,549)	-	-	-
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	(465,254)	(63,740)	(554,048)	(41,079)	(5,628)	(145,207)

Loss before taxation	(2,510,940)	(343,998)	(1,946,235)	(589,764)	(80,798)	(379,236)

Income tax	(5,868)	(804)	(2,866)	(2,677)	(367)	(14)

Loss for the year/period	(2,516,808)	(344,802)	(1,949,101)	(592,441)	(81,165)	(379,250)
Loss attributable to ordinary shareholders of the Company	(2,516,808)	(344,802)	(1,949,101)	(592,441)	(81,165)	(379,250)
Loss per ordinary share
Basic and diluted loss per Class A and Class B ordinary share	(8.54)	(1.17)	(16.86)	(0.81)	(0.11)	(3.20)
Loss per ADS
Basic and diluted loss per ADS	(25.62)	(3.51)	(50.58)	(2.43)	(0.33)	(9.60)

Notes:
(a) Includes share-based compensation expenses as follows:

	For The Year Ended December 31,			Three Months Ended December 31,
	2024		2023	2024		2023
	RMB’000	USD’000	RMB’000	RMB’000	USD’000	RMB’000
Cost of revenue	(7,161)	(981)	(10,285)	(2,335)	(320)	(1,738)
Research and development expenses	(234,350)	(32,106)	(440,138)	(36,151)	(4,953)	(60,702)
Administrative expenses	(937,660)	(128,459)	(465,678)	(238,386)	(32,659)	(59,126)
Selling expenses	(8,696)	(1,191)	(15,683)	(1,766)	(242)	(2,134)
Total share-based compensation expenses	(1,187,867)	(162,737)	(931,784)	(278,638)	(38,174)	(123,700)

WeRide Inc. Reconciliation of IFRS and Non-IFRS results

	For The Year Ended December 31,			Three Months Ended December 31,
	2024		2023	2024		2023
	RMB’000	USD’000	RMB’000	RMB’000	USD’000	RMB’000
Loss for the period	(2,516,808)	(344,802)	(1,949,101)	(592,441)	(81,165)	(379,250)
Add:
Share-based compensation expenses	1,187,867	162,737	931,784	278,638	38,174	123,700
Fair value changes of financial assets at FVTPL	61,834	8,471	(42,960)	27,270	3,736	(5,397)
Fair value changes of financial liabilities measured at FVTPL	-	-	4,549	-	-	-
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	465,254	63,740	554,048	41,079	5,628	145,207
Adjusted net loss	(801,853)	(109,854)	(501,680)	(245,454)	(33,627)	(115,740)

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1 Adjusted net loss is defined as net loss for the year/period excluding share-based compensation expenses, fair value changes of financial liabilities measured at FVTPL, fair value changes of financial assets at FVTPL and changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights.
2 Adjusted net loss is defined as net loss for the year/period excluding share-based compensation expenses, fair value changes of financial liabilities measured at FVTPL, fair value changes of financial assets at FVTPL and changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights.